                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT










                       Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934


                  For the Fiscal Year Ended November 28, 1993








A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
        Levi Strauss Associates Inc. Employee Long-Term Investment and Savings Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Levi Strauss Associates Inc., 1155 Battery Street, San Francisco, California 94111.
The accompanying financial statements, notes to the financial statements and additional schedules have been filed with the Commission on May 23, 1994, in paper format under Form SE.






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Retirement Plans of Levi Strauss Associates Inc. has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.



                                       LEVI STRAUSS ASSOCIATES INC. EMPLOYEE
                                       LONG-TERM INVESTMENT AND SAVINGS PLAN.






Dated May 23, 1994                     By /s/Muriel H. Davis
                                          ------------------
                                          Muriel H. Davis
                                          Chairperson, Administrative
                                          Committee for the Retirement Plans
                                          of Levi Strauss Associates Inc.